Exhibit 2

For Immediate Release	28 February 2020

WPP PLC (“WPP”)

Share repurchase agreement

WPP announces that it has entered into an agreement with Goldman Sachs International (“Goldman Sachs”) on 28 February 2020 in relation to the purchase by Goldman Sachs of WPP’s ordinary shares of 10 pence each (“Ordinary Shares”) for an aggregate purchase price of up to £150m (the “Programme”). Shares acquired by Goldman Sachs under the agreement will be simultaneously on-sold by Goldman Sachs to WPP.

The purchase of shares in accordance with the Programme is expected to commence shortly after 28 February 2020 and a further announcement will be made upon completion. The purpose of the Programme is to reduce the share capital of WPP.

Any purchase of Ordinary Shares contemplated by this announcement will be carried out on the London Stock Exchange and/or other trading venues1 and will be effected within certain pre-set parameters. WPP’s shareholders generally authorised WPP to purchase up to a maximum of 126,188,373 Ordinary Shares at its 2019 Annual General Meeting held on 12 June 2019, subject to certain limitations (the “Authority”). The aggregate number of Ordinary Shares acquired by the Company pursuant to the Programme shall not exceed the maximum number of Ordinary Shares which the Company is authorised to purchase pursuant to the Authority. The Authority expires on the earlier of the date of the Annual General Meeting of the Company to be held in 2020 and 1 September 2020. The Programme will be executed in accordance with (and subject to the limits prescribed by) the Authority and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and in accordance with Chapter 12 of the Listing Rules. Any market repurchase of Ordinary Shares will be announced no later than 7.30am on the business day following the calendar day on which the repurchase occurred.

Goldman Sachs will make any disclosures it is legally required to make in relation to such transactions.

[1]	Includes BATS, Chi-X and Turquoise

For further information:

Investors and analysts Peregrine Riviere Lisa Hau Fran Butera (US)	+44 7909 907193 +44 7824 496015 +1 914 484 1198
Media Chris Wade Kevin McCormack (US) Juliana Yeh (APAC)	+44 20 7282 4600 +1 212 632 2239 +852 2280 3790
Richard Oldworth, Buchanan Communications	+44 20 7466 5000 +44 7710 130 634

wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.